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                           January 8, 2024

       Anna Paglia
       Chief Executive Officer
       Invesco Galaxy Bitcoin ETF
       c/o Invesco Capital Management LLC
       3500 Lacey Road, Suite 700
       Downers Grove, IL 60515

                                                        Re: Invesco Galaxy
Bitcoin ETF
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-255175

       Dear Anna Paglia:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       General

   1. We note your response to prior comment 1 and we reissue the comment. In a pre-effective amendment, please
update your EDGAR offering data header tags to reflect that you are registering an
indeterminate number of securities in accordance with Rules 456(d) and
                                                        457(u).
 Anna Paglia
FirstName  LastNameAnna
Invesco Galaxy  Bitcoin ETFPaglia
Comapany
January    NameInvesco Galaxy Bitcoin ETF
        8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
2. In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.
Prospectus Summary
The Trust's Service Providers
Authorized Participants, page 7

3. We note the revisions you made in response to prior comment 4 and we reissue the comment in part. Please revise here, and elsewhere in your prospectus as appropriate, to clarify, if true, that neither the Trust nor the Execution Agent have contractual arrangements with any particular Bitcoin Counterparties and that the Trust is not able to identify any particular Bitcoin Counterparties that may be selected by the Execution
         Agent at this time. Please also tell us how you expect to update your disclosure and inform investors once the Execution Agent has identified and selected particular Bitcoin
         Counterparties. In addition, please also clarify whether and to what extent any of the
         Bitcoin Counterparties are affiliated with or have any material relationships with any of the Authorized Participants.
Risk Factors, page 14

4. Please add risk factor disclosure addressing the risks related to your Authorized
         Participants acting in the same capacity for several competing products.
The Execution Agent may route orders, page 26

5. We note that you use the defined term "Connected Trading Venues" in this risk factor disclosure about your Execution Agent, without identifying any specific venues. We also note that you use the same defined term on page 83 when discussing prime broker services to be provided by Coinbase, and in that instance, you list specific trading venues. Please revise to reconcile your use of this defined term and clarify whether Coinbase and the
         Execution Agent have identified the same trading venues.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Justin Dobbie at 202-551-3469 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets
cc:      Paulita Pike